希慎興業有限公司
Hysan Development Company Limited

Hysan 希慎

[redacted]

08004880

The Lee Gardens, 33 Hysan Avenue,
Causeway Bay, Hong Kong
Tel: (852) 2895 5777 Fax: (852) 2577 5153
www.hysan.com.hk

Direct Tel : 2830 5130
Direct Fax : 2577 5219
E-mail : terese.wong@hysan.com.hk

Our Ref : SEC/TW/USSEC/L202-08cc/sal
Your Ref :

29 August 2008

Exemption No. 82-1617

BY AIR MAIL

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.,
Washington, DC 20549,
USA
Mailstop: 3-2

SEC Mail Processing
SEP 10 2008
Washington, DC
111

SUPPL

SEC Mail Processing
Section
[redacted]
Washington, DC
111

Dear Sirs,

**Hysan Development Company Limited, Exemption No. 82-1617**

We, a company incorporated in Hong Kong, furnish a copy of the following documents for your kind attention and record:-

(1) Interim Report 2008 (English version); and

(2) Circular dated 25 August 2008 regarding interim dividend for the 6 months ended 30 June 2008 with option to receive shares in lieu of cash dividend.

Yours faithfully,
For and on behalf of
HYSAN DEVELOPMENT COMPANY LIMITED

PROCESSED
SEP 16 2008
THOMSON REUTERS

Terese Wong
Head of Legal & Secretarial Services

Enc.

TW/PL

dlw 9/15



Hysan 希慎

# INTERIM REPORT 2008



Hysan Development Company Limited

(stock code: 00014)

# MISSION

**To build, own and manage quality buildings, and being the occupiers' partner of choice in the provision of real estate accommodation and services, thereby delivering attractive and sustainable returns to shareholders.**

# CONTENTS

# Highlights

- **Group turnover up 19.3%**
- **Recurring Underlying Profit up 18.2%**
- **Interim dividend per share up 16.7%**
- **Steady growth in Group investment portfolio to continue into the full year**

## Results

| | Six months ended 30 June | | |
|---|---|---|---|
| | **2008 HK$ million** | 2007 HK$ million | Change % |
| Turnover | **791** | 663 | 19.3 |
| Recurring Underlying Profit[1] | **605** | 512 | 18.2 |
| Underlying Profit[2] | **618** | 584 | 5.8 |
| Statutory Profit[3] | **3,437** | 1,373 | 150.3 |
| | **HK cents** | HK cents | |
| Earnings per share, based on: | | | |
| Recurring Underlying Profit[1] | **58.30** | 48.54 | 20.1 |
| Underlying Profit[2] | **59.55** | 55.28 | 7.7 |
| Statutory Profit[3] | **331.20** | 130.10 | 154.6 |
| Interim dividend per share | **14.00** | 12.00 | 16.7 |
| | **At 30 June 2008 HK$ million** | At 31 December 2007 HK$ million | |
| Shareholders' funds | **33,982** | 31,652 | 7.4 |
| Adjusted Shareholders' Funds[4] | **37,671** | 35,072 | 7.4 |
| | **HK$** | HK$ | |
| Net assets value per share | **32.65** | 30.51 | 7.0 |
| Adjusted net assets value per share | **36.20** | 33.81 | 7.1 |

**Definitions:**

1. **Recurring Underlying Profit**
This is a performance indicator of the Group's core property investment business. It is arrived at by excluding from Underlying Profit gains/losses from disposal of assets, impairment, reversal, recovery and tax provisions for prior year(s).

2. **Underlying Profit**
This is arrived at by excluding from Statutory Profit unrealised fair value changes on investment properties and related deferred tax. As a property investor, the Group's results are principally derived from the rental revenues on its investment properties. The inclusion of the unrealised fair value change on investment properties in the consolidated income statement causes an increase in fluctuation in earnings and poses limitation on the use of the unadjusted earning figures, financial ratios, trends and comparison against prior period(s). Besides, deferred tax on such fair value changes has to be provided for despite the fact that no capital gains tax liability will arise in Hong Kong on disposal of the Group's investment properties. Accordingly, both of these two items are excluded in arriving at the Underlying Profit.

3. **Statutory Profit**
This is the profit attributable to equity holders of the Company. It is prepared in accordance with Hong Kong Financial Reporting Standards issued by Hong Kong Institute of Certified Public Accountants and the Hong Kong Companies Ordinance.

4. **Adjusted Shareholders' Funds**
This is arrived at by adding back the Group's share of cumulative deferred tax on property revaluation to shareholders' funds figure. Deferred tax on property revaluation has to be provided for despite the fact that no capital gains tax liability will arise in Hong Kong on disposal of properties.

# Chairman's Statement

## Overview

Against a background of continuing concerns about the global economy, Hong Kong maintained steady growth during the first half of 2008. This was supported by domestic demand and good employment conditions. The leasing market for Grade A offices stayed active, with rental increases in core districts helped by strong demand. Solid domestic consumption supported retail activities and further increase in retail rents.

## Results

There were good performances across the Group's property portfolio. Our turnover for the six months ended 30 June 2008 increased by 19.3% to HK$791 million (2007: HK$663 million). Office sector turnover increased by 24.1%, while the retail sector saw a 21.1% increase. Office sector growth reflected substantial rental increase on renewals as well as rent reviews, complemented by lettings to new tenants attracted to our properties. The retail sector benefited from increases in rent including turnover rent contributions.

Our Recurring Underlying Profit increased by 18.2% to HK$605 million (2007: HK$512 million).

As at 30 June 2008, the investment properties of the Group were revalued at HK$38,762 million (31 December 2007: HK$35,711 million). Adjusted Shareholders' Funds stood at HK$37,671 million (31 December 2007: HK$35,072 million).

## Dividends

Your Directors have declared an interim dividend of HK14.0 cents per share (2007: HK 12.0 cents). The dividend will be payable in cash with a scrip dividend alternative. Details on the payment of interim dividend including the scrip dividend arrangements are set out in "Shareholder Information" on the inside back cover.

## Outlook

We remain cautiously optimistic about the Hong Kong investment property market. While there are continuing concerns over external risks, the fundamentals of the Hong Kong economy remain sound. Limited supply of Grade A offices in core business districts and healthy employment conditions should further benefit our commercial property portfolio.

**Peter T.C. Lee**
*Chairman*

Hong Kong, 5 August 2008

# Management's Discussion and Analysis

## Operations Review

**Turnover** – The Group's turnover for the first half of 2008 was HK$791 million, being HK$128 million or 19.3% higher than that in the corresponding period in 2007 (2007: HK$663 million). The Group continued to enjoy good performances across all three leasing sectors in which it operated.

***Office Sector*** – There was good growth in the office sector rental revenue during the period, with revenue increased by 24.1% to HK$335 million (2007: HK$270 million). The growth reflected substantial rental increase on renewals, as well as rent reviews, complemented by lettings to new tenants attracted to our properties. The sector's occupancy as at 30 June 2008 was 98.3% (30 June 2007: 93.7%).

***Retail Sector*** – Domestic consumptions maintained the strength of retail sales growth, which in turn supported the rise in retail rental rates. Overall retail sector revenue in the first half of 2008 was HK$299 million, representing a 21.1% rental revenue growth as compared to 2007 (2007: HK$247 million). Within our portfolio, increases in rent, including turnover rent, contributed to the growth in our retail rental income. Retail sector's occupancy, as at 30 June 2008 was 97.5% (30 June 2007: 95.6%).

***Residential Sector*** – Demand for luxury residential properties remained steady. Residential sector revenue in the first half of 2008 was HK$140 million, with period-on-period growth of 8.5% (2007: HK$129 million). The growth was attributable to higher rental rate achieved during the period. This sector's occupancy, as at 30 June 2008 was 91.0% (30 June 2007: 92.1%).

**Property Expenses** – Property expenses to turnover ratio improved from 14.2% to 12.4% against the same period in 2007. The improvement reflected both the increase in the turnover, as well as a relatively smaller increase in the cost of providing property services directly associated with the daily operations of our investment properties. Total property expenses increased slightly by HK$4 million or 4.3% to HK$98 million (2007: HK$94 million).

**Investment Income** – Investment income, mainly comprised dividend income and interest income, amounted to HK$33 million (2007: HK$42 million). The decrease of HK$9 million mainly reflected a lower interest environment.

**Other Gains and Losses** – Other gains and losses mainly comprised net realised gain on disposal of available-for-sale investments and mark-to-market movements of financial instruments. The Group enters into derivative instruments from time to time to manage volatilities and the pricing risks of its financial assets and liabilities. The net gain of HK$84 million (2007: HK$122 million) recognised in the consolidated income statement mainly represented the aggregate of both realised and mark-to-market fair value movements of these financial instruments.

**Administrative Expenses** – Administrative expenses increased from HK$52 million in 2007 to HK$62 million principally due to the timing difference in recognition of expenses.

**Finance Costs** – Finance costs decreased by 12.9% to HK$74 million (2007: HK$85 million) mainly due to lower interest rate in the first half of 2008. The Group's weighted average borrowing costs for the period was 4.7%, a drop from 5.4% in the first half of 2007 and 5.6% for 2007 full year.

**Change in Fair Value of Investment Properties** – The Group has elected the fair value model for investment properties under the Hong Kong Accounting Standard 40. As at 30 June 2008, the investment properties of the Group were revalued at HK$38,762 million (31 December 2007: HK$35,711 million) by an independent professional valuer. This reflected a further increase in rentals of the Group's existing investment properties portfolio and a higher realisable value on Hennessy Centre redevelopment. Excluding additions, fair value gains on investment properties of HK$2,995 million (2007: HK$795 million) were recognised in the consolidated income statement during the period.

**Share of Results of Associates** – The Group's share of results of associates increased by 29.9% to HK$339 million (2007: HK$261 million). The increase in the share of profit of associates was mainly attributable to the increase in fair value gain, as well as positive rental growth at the Shanghai Grand Gateway project (24.7% ownership). The 2007 comparative figure included contributions from the Singapore Amaryllis Ville project (25.0% ownership). All remaining units in this Singapore residential project were sold in 2007.

**Taxation** – Tax provision for the period increased by HK$163 million to HK$369 million (2007: HK$206 million) principally due to increase in deferred tax provision relating to higher revaluation gains on investment properties and a provision for prior year taxation of HK$31 million.

As disclosed in the annual reports published in previous years, the Group has over the past few years been in dispute with the Hong Kong Inland Revenue Department ("IRD") on interest deductions dated back to the 1995/96 year of assessment. Full provisions for the estimated exposure (HK$392 million) plus estimated interest from the end of current period till settlement have been made, taking into consideration professional advice and recent developments. Total cash exposure (net of tax reserve certificates already purchased) amounted to HK$210 million will be satisfied out of cash deposits and credit facilities.

Discussions with the IRD to settle the claims within these parameters are still on-going. On the issue of payment of additional penalty amount, the Group has received advice of leading counsel that the Group has a strong case and intends to contest the same vigorously.

**Contingent Liabilities** – There were no significant changes since the publication of the Group's 2007 Annual Report in March 2008.

**Capital Expenditure** – The Group is committed to enhancing the asset value of its investment properties portfolio. Expenditure on refurbishment, renovation and additions to investment properties amounted to HK$68 million during the period (2007: HK$71 million).

## Financial Policy

The Group considers that there are sufficient financial resources to fund the level of planned capital expenditure including the Hennessy Centre redevelopment project. These financial resources include funds generated from operating activities, access to the debt capital market through Medium Term Note Programme, availability of undrawn committed banking facilities and liquid treasury assets.

**Financial Management** – The key objective of the Group's financial management is to maintain sufficient liquidity and manage financial risks. This is achieved by way of an even spread of debt maturity to minimise funding and refinancing risks; diversified funding sources; well-managed interest rate profile and minimising foreign exchange exposures arising from borrowings.

**Liquidity** – As at 30 June 2008, the Group's total gross debt level stood at HK$2,927 million (31 December 2007: HK$2,921 million).

The Group's average debt maturity was about 3.5 years (repayable in more than one year but not exceeding two years: HK$620 million, more than two years but not exceeding five years: HK$2,070 million, more than five years: HK$237 million). As at 30 June 2008, bank loan accounted for approximately 24.6% of the Group's total gross borrowing with the remaining 75.4% from capital market financing (31 December 2007: 24.7%:75.3%). The ratio of fixed rate borrowing was approximately 33.9% of the total gross borrowing as at the period end (31 December 2007: 39.9%).

All of the Group's debts are unsecured and on a committed basis. To maintain sufficient liquidity for the Group's operations, undrawn committed facilities of HK$4,100 million were maintained as at 30 June 2008 (31 December 2007: HK$3,600 million).

**Risk Management** – Interest expenses represent a key cost driver to the Group's business. Therefore, the Group monitors its interest rate exposure closely. Depending on the Group's medium-term projections of interest rates, an appropriate hedging strategy would be adopted to manage the exposure.

In managing its liability, the Group aims to have a minimal mismatch in currency. With the exception of the US$182 million 10-year notes, which have been hedged by appropriate hedging instruments, all of the Group's other borrowings were denominated in Hong Kong Dollars. On the investment side, the majority of the foreign exchange exposure relates to the investment in Shanghai project. These foreign exposures, as at 30 June 2008, amounted to the equivalent of HK$1,936 million or 4.4% of the Group's total assets (31 December 2007: 3.9%).

**Financial Ratios** – Net interest coverage (defined as gross profit less administrative expenses before depreciation divided by net interest expenses) was 10.0 times for the first half of 2008 (31 December 2007: 7.8 times).

Net debt to equity (defined as borrowings less cash and cash equivalents divided by Adjusted Shareholders' Funds) as at 30 June 2008 was 5.8% (31 December 2007: 6.8%).

**Credit Ratings**, as at 30 June 2008, remained unchanged, being Baa1 from Moody's and BBB from Standard and Poor's.

# Condensed Consolidated Income Statement

For the six months ended 30 June 2008

| | Notes | Six months ended 30 June<br>**2008**<br>**HK$ million**<br>**(unaudited)** | <br>2007<br>HK$ million<br>(unaudited) |
|---|---|---|---|
| Turnover | 3 | **791** | 663 |
| Property expenses | | **(98)** | (94) |
| Gross profit | | **693** | 569 |
| Investment income | | **33** | 42 |
| Other gains and losses | | **84** | 122 |
| Administrative expenses | | **(62)** | (52) |
| Finance costs | 4 | **(74)** | (85) |
| Change in fair value of investment properties | | **2,995** | 795 |
| Share of results of associates | | **339** | 261 |
| Profit before taxation | | **4,008** | 1,652 |
| Taxation | 5 | **(369)** | (206) |
| Profit for the period | 6 | **3,639** | 1,446 |
| Attributable to: | | | |
| Equity holders of the Company | | **3,437** | 1,373 |
| Minority interests | | **202** | 73 |
| | | **3,639** | 1,446 |
| Dividends | | | |
| Paid | 7 | **498** | 422 |
| Declared | 7 | **146** | 127 |
| Earnings per share (expressed in HK cents) | | | |
| Basic | 8 | **331.20** | 130.10 |
| Diluted | 8 | **331.16** | 129.99 |

# Condensed Consolidated Balance Sheet

At 30 June 2008

| | Notes | At 30 June 2008 HK$ million (unaudited) | At 31 December 2007 HK$ million (audited) |
|---|---|---|---|
| Non-current assets | | | |
| Investment properties | 9 | **38,762** | 35,711 |
| Property, plant and equipment | 10 | **76** | 73 |
| Prepaid lease payments | | **123** | 123 |
| Investments in associates | | **1,346** | 1,011 |
| Available-for-sale investments | | **1,770** | 2,479 |
| Other financial assets | | **173** | 235 |
| Other receivables | | **57** | 22 |
| | | **42,307** | 39,654 |
| Current assets | | | |
| Accounts receivable and other receivables | 11 | **121** | 66 |
| Amount due from an associate | | **590** | 590 |
| Held for trading investments | | **101** | 95 |
| Other financial assets | | **1** | 1 |
| Time deposits | | **645** | 478 |
| Cash and bank balances | | **14** | 6 |
| | | **1,472** | 1,236 |
| Current liabilities | | | |
| Accounts payable and accruals | 12 | **299** | 278 |
| Other financial liabilities | | **51** | 40 |
| Rental deposits from tenants | | **136** | 124 |
| Amounts due to minority shareholders | | **327** | 327 |
| Taxation payable | | **333** | 270 |
| | | **1,146** | 1,039 |
| Net current assets | | **326** | 197 |
| Total assets less current liabilities | | **42,633** | 39,851 |
| Non-current liabilities | | | |
| Borrowings | 13 | **2,847** | 2,861 |
| Other financial liabilities | | **22** | 17 |
| Rental deposits from tenants | | **248** | 215 |
| Deferred taxation | 14 | **4,174** | 3,910 |
| | | **7,291** | 7,003 |
| Net assets | | **35,342** | 32,848 |
| Capital and reserves | | | |
| Share capital | | **5,203** | 5,187 |
| Reserves | | **28,779** | 26,465 |
| Equity attributable to equity holders of the Company | | **33,982** | 31,652 |
| Minority interests | | **1,360** | 1,196 |
| Total equity | | **35,342** | 32,848 |

# Condensed Consolidated Statement of Changes in Equity

For the six months ended 30 June 2008

| | Attributable to equity holders of the Company | | | |
|---|---|---|---|---|
| | Share capital HK$ million | Share premium HK$ million | Share options reserve HK$ million | Investments revaluation reserve HK$ million |
| At 1 January 2008 | 5,187 | 1,541 | 6 | 2,123 |
| Change in fair value of available-for-sale investments | – | – | – | (657) |
| Surplus on revaluation of properties for own use | – | – | – | – |
| Share of reserve of an associate | – | – | – | – |
| Exchange differences on translation of an overseas associate | – | – | – | – |
| Change in fair value of derivatives designated as cash flow hedge | – | – | – | – |
| Net income recognised directly in equity | – | – | – | (657) |
| Transfer to profit and loss on disposal of available-for-sale investments | – | – | – | (46) |
| Transfer to profit and loss for derivatives designated as cash flow hedge | – | – | – | – |
| Profit for the period | – | – | – | – |
| Total recognised income and expenses for the period | – | – | – | (703) |
| Issue of shares pursuant to scrip dividend scheme | 15 | 55 | – | – |
| Issue of shares under share option schemes | 1 | 1 | (1) | – |
| Recognition of equity-settled share-based payments | – | – | 2 | – |
| Dividends paid during the period (note 7) | – | – | – | – |
| **At 30 June 2008** | **5,203** | **1,597** | **7** | **1,420** |
| At 1 January 2007 | 5,276 | 1,453 | 5 | 1,313 |
| Change in fair value of available-for-sale investments | – | – | – | 258 |
| Surplus on revaluation of properties for own use | – | – | – | – |
| Change in fair value of derivatives designated as cash flow hedge | – | – | – | – |
| Net income recognised directly in equity | – | – | – | 258 |
| Transfer to profit and loss on disposal of available-for-sale investments | – | – | – | (71) |
| Transfer to profit and loss for derivatives designated as cash flow hedge | – | – | – | – |
| Profit for the period | – | – | – | – |
| Total recognised income and expenses for the period | – | – | – | 187 |
| Issue of shares pursuant to scrip dividend scheme | 18 | 58 | – | – |
| Issue of shares under share option schemes | 1 | 3 | (1) | – |
| Recognition of equity-settled share-based payments | – | – | 2 | – |
| Forfeiture of share options | – | – | (2) | – |
| Dividends paid during the period (note 7) | – | – | – | – |
| Interim dividend declared for 2007 | – | – | – | – |
| At 30 June 2007 | 5,295 | 1,514 | 4 | 1,500 |

| Attributable to equity holders of the Company | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| Properties revaluation reserve HK$ million | Hedging reserve HK$ million | Translation reserve HK$ million | Capital redemption reserve HK$ million | General reserve HK$ million | Dividend reserve HK$ million | Retained profits HK$ million | Total HK$ million | Minority interests HK$ million | Total HK$ million |
| 9 | 1 | (1) | 276 | 100 | – | 22,410 | 31,652 | 1,196 | 32,848 |
| – | – | – | – | – | – | – | (657) | – | (657) |
| 3 | – | – | – | – | – | – | 3 | – | 3 |
| – | – | 1 | – | – | – | – | 1 | – | 1 |
| – | – | 1 | – | – | – | – | 1 | – | 1 |
| – | 12 | – | – | – | – | – | 12 | – | 12 |
| 3 | 12 | 2 | – | – | – | – | (640) | – | (640) |
| – | – | – | – | – | – | – | (46) | – | (46) |
| – | 4 | – | – | – | – | – | 4 | – | 4 |
| – | – | – | – | – | – | 3,437 | 3,437 | 202 | 3,639 |
| 3 | 16 | 2 | – | – | – | 3,437 | 2,755 | 202 | 2,957 |
| – | – | – | – | – | – | – | 70 | – | 70 |
| – | – | – | – | – | – | – | 1 | – | 1 |
| – | – | – | – | – | – | – | 2 | – | 2 |
| – | – | – | – | – | – | (498) | (498) | (38) | (536) |
| **12** | **17** | **1** | **276** | **100** | **–** | **25,349** | **33,982** | **1,360** | **35,342** |
| 2 | 2 | 1 | 155 | 100 | 422 | 19,099 | 27,828 | 1,080 | 28,908 |
| – | – | – | – | – | – | – | 258 | – | 258 |
| 2 | – | – | – | – | – | – | 2 | – | 2 |
| – | 3 | – | – | – | – | – | 3 | – | 3 |
| 2 | 3 | – | – | – | – | – | 263 | – | 263 |
| – | – | – | – | – | – | – | (71) | – | (71) |
| – | (2) | – | – | – | – | – | (2) | – | (2) |
| – | – | – | – | – | – | 1,373 | 1,373 | 73 | 1,446 |
| 2 | 1 | – | – | – | – | 1,373 | 1,563 | 73 | 1,636 |
| – | – | – | – | – | – | – | 76 | – | 76 |
| – | – | – | – | – | – | – | 3 | – | 3 |
| – | – | – | – | – | – | – | 2 | – | 2 |
| – | – | – | – | – | – | 2 | – | – | – |
| – | – | – | – | – | (422) | – | (422) | (35) | (457) |
| – | – | – | – | – | 127 | (127) | – | – | – |
| 4 | 3 | 1 | 155 | 100 | 127 | 20,347 | 29,050 | 1,118 | 30,168 |

# Condensed Consolidated Cash Flow Statement

For the six months ended 30 June 2008

| | Six months ended 30 June | |
|---|---|---|
| | **2008** | 2007 |
| | **HK$ million** | HK$ million |
| | **(unaudited)** | (unaudited) |
| NET CASH FROM OPERATING ACTIVITIES | **636** | 483 |
| INVESTING ACTIVITIES | | |
| Interest received | **6** | 25 |
| Dividends received | **27** | 20 |
| Proceeds on disposal of available-for-sale investments | **–** | 185 |
| Proceeds upon maturity of principal-protected deposits | **78** | – |
| Proceeds on disposal of held for trading investments | **138** | – |
| Receipts from equity derivatives | **120** | 6 |
| Repayment from associates | **6** | 108 |
| Repayment from investees | **–** | 45 |
| Payments in respect of investment properties | **(68)** | (71) |
| Purchase of property, plant and equipment | **(3)** | (2) |
| Additions to principal-protected deposits | **–** | (158) |
| Purchase of held for trading investments | **(167)** | – |
| Payment for equity derivatives | **(61)** | – |
| NET CASH FROM INVESTING ACTIVITIES | **76** | 158 |
| FINANCING ACTIVITIES | | |
| Interest paid | **(71)** | (72) |
| Bank charges | **(4)** | (5) |
| Payment for hedging expenses | **(1)** | – |
| Other finance costs | **(2)** | – |
| Dividend paid | **(423)** | (344) |
| Dividend paid to minority shareholders of a subsidiary | **(38)** | (35) |
| Proceeds on exercise of share options | **2** | 3 |
| NET CASH USED IN FINANCING ACTIVITIES | **(537)** | (453) |
| NET INCREASE IN CASH AND CASH EQUIVALENTS | **175** | 188 |
| CASH AND CASH EQUIVALENTS AT 1 JANUARY | **484** | 385 |
| CASH AND CASH EQUIVALENTS AT 30 JUNE | **659** | 573 |
| ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS | | |
| Time deposits | **645** | 532 |
| Cash and bank balances | **14** | 41 |
| | **659** | 573 |

## 1. Basis of Preparation

The unaudited condensed consolidated financial statements of the Group for the six months ended 30 June 2008 have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") and with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA").

## 2. Principal Accounting Policies

The unaudited condensed consolidated financial statements have been prepared on the historical cost basis except for certain properties and financial instruments, which are measured at revalued amounts or fair values, as appropriate.

The accounting policies and methods of computation followed in the preparation of the unaudited condensed consolidated financial statements are the same as those followed in the preparation of the Group's annual financial statements for the year ended 31 December 2007.

In the current interim period, the Group has applied, for the first time, the following new interpretations issued by the HKICPA, which are effective for the Group's financial year beginning on 1 January 2008.

| | |
|---|---|
| HK(IFRIC) - Int 11 | HKFRS 2 – Group and Treasury Share Transactions |
| HK(IFRIC) - Int 12 | Service Concession Arrangements |
| HK(IFRIC) - Int 14 | HKAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction |

The adoption of these new interpretations had no material effect on the results and financial position of the Group for the current and/or prior accounting periods. Accordingly, no prior period adjustment has been required.

The Group has not early applied the following new or revised standards, amendments and interpretations that have been issued but are not yet effective.

## 2. Principal Accounting Policies *continued*

| | |
|---|---|
| HKAS 1 (Revised) | Presentation of Financial Statements[1] |
| HKAS 23 (Revised) | Borrowing Costs[1] |
| HKAS 27 (Revised) | Consolidated and Separate Financial Statements[2] |
| HKAS 32 and HKAS 1 (Amendments) | Puttable Financial Instruments and Obligations Arising on Liquidation[1] |
| HKFRS 2 (Amendment) | Vesting Conditions and Cancellations[1] |
| HKFRS 3 (Revised) | Business Combinations[2] |
| HKFRS 8 | Operating Segments[1] |
| HK(IFRIC) - Int 13 | Customer Loyalty Programmes[3] |

1 Effective for annual periods beginning on or after 1 January 2009.

2 Effective for annual periods beginning on or after 1 July 2009.

3 Effective for annual periods beginning on or after 1 July 2008.

The Directors of the Company anticipate that the application of these standards, amendments or interpretations will have no material impact on the results and the financial position of the Group.

## 3. Turnover

Turnover represents gross rental income from investment properties for the period.

The Group's principal activities are property investment, management and development. As the Group currently does not have any active development projects and its turnover and results are principally derived from investment properties located in Hong Kong, no business or geographical segment analysis is presented.

## 4. Finance Costs

| | Six months ended 30 June | |
|---|---|---|
| | **2008** | 2007 |
| | **HK$ million** | HK$ million |
| | **(unaudited)** | (unaudited) |
| Finance costs comprise: | | |
| Interest on: | | |
| Bank loans and overdrafts wholly repayable within five years | **13** | 16 |
| Floating rate notes wholly repayable within five years | **8** | 12 |
| Fixed rate notes wholly repayable within five years | **50** | 50 |
| Imputed interest on zero coupon notes not wholly repayable within five years | **6** | 6 |
| Total interest expenses | **77** | 84 |
| Net interest receipts on interest rate swap and cross currency swaps designated as fair value hedges | **(13)** | (4) |
| Recycling of losses (gains) from reserve on financial instruments designated as cash flow hedges | **4** | (2) |
| Bank charges | **4** | 5 |
| Other finance costs | **2** | 2 |
| | **74** | 85 |

## 5. Taxation

| | Six months ended 30 June | |
|---|---|---|
| | **2008** | 2007 |
| | **HK$ million** | HK$ million |
| | **(unaudited)** | (unaudited) |
| Current tax | | |
| Hong Kong profits tax | | |
| – current year | **75** | 60 |
| – overprovision in prior years | **(1)** | – |
| – prior years' tax provision | **31** | – |
| | **105** | 60 |
| Deferred tax (note 14) | | |
| Change in fair value of investment properties | **494** | 138 |
| Other temporary differences | **(7)** | 8 |
| Attributable to change in tax rate | **(223)** | – |
| | **264** | 146 |
| | **369** | 206 |

Hong Kong profits tax is calculated at 16.5% (2007: 17.5%) of the estimated assessable profit for the period. In June 2008, the Hong Kong profits tax rate was decreased from 17.5% to 16.5% with effect from the 2008/09 year of assessment. The effect of this decrease has been reflected in the calculation of current and deferred tax balances at 30 June 2008.

As disclosed in the annual reports published in previous years, the Group has over the past few years been in dispute with the Hong Kong Inland Revenue Department ("IRD") on interest deductions dated back to the 1995/96 year of assessment. Full provisions for the estimated exposure (HK$392 million) plus estimated interest from the end of current period till settlement have been made, taking into consideration professional advice and recent developments. Total cash exposure (net of tax reserve certificates already purchased) amounted to HK$210 million will be satisfied out of cash deposits and credit facilities.

Discussions with the IRD to settle the claims within these parameters are still on-going. On the issue of payment of additional penalty amount, the Group has received advice of leading counsel that the Group has a strong case and intends to contest the same vigorously.

## 6. Profit for the Period

| | Six months ended 30 June | |
|---|---|---|
| | **2008** | 2007 |
| | **HK$ million** | HK$ million |
| | **(unaudited)** | (unaudited) |
| Profit for the period has been arrived at after charging (crediting): | | |
| Depreciation for property, plant and equipment | **3** | 4 |
| Dividends from | | |
| – listed investments | **(26)** | (20) |
| – unlisted investments | **(1)** | – |
| | **(27)** | (20) |
| Gross rental income from investment properties | **(791)** | (663) |
| Less: | | |
| – Direct operating expenses that generated rental income | **96** | 92 |
| – Direct operating expenses that did not generate rental income | **2** | 2 |
| | **(693)** | (569) |
| Interest income | **(6)** | (21) |
| Staff costs, comprising: | | |
| – Directors' emoluments | **9** | 7 |
| – Share-based payments | **1** | 1 |
| – Other staff costs | **58** | 56 |
| | **68** | 64 |
| Share of income tax of an associate (included in share of results of associates) | **120** | 11 |

## 7. Dividends

### (a) Dividends recognised as distribution during the period:

| | Six months ended 30 June | |
|---|---|---|
| | **2008** | 2007 |
| | **HK$ million** | HK$ million |
| | **(unaudited)** | (unaudited) |
| 2007 Final dividend paid – HK48 cents per share | **498** | – |
| 2006 Final dividend paid – HK40 cents per share | **–** | 422 |
| | **498** | 422 |

Scrip dividend alternatives were offered to shareholders in respect of the above dividends. These alternatives were accepted by the shareholders as follows:

| | Six months ended 30 June | |
|---|---|---|
| | **2008** | 2007 |
| | **HK$ million** | HK$ million |
| | **(unaudited)** | (unaudited) |
| 2007 final dividend (2006 final dividend): | | |
| Cash payment | **428** | 346 |
| Share alternative | **70** | 76 |
| | **498** | 422 |

## 7. Dividends *continued*

### (b) Dividend declared after the balance sheet date:

| | Six months ended 30 June | |
|---|---|---|
| | **2008** | 2007 |
| | **HK$ million** | HK$ million |
| | **(unaudited)** | (unaudited) |
| Interim dividend declared – HK14 cents per share (2007: HK12 cents per share) | **146** | 127 |

The above interim dividends were declared after the balance sheet dates and have not been recognised as liabilities at the respective balance sheet dates.

The declared 2008 interim dividend will be payable in cash with a scrip dividend alternative.

## 8. Earnings Per Share

### (a) Basic and diluted earnings per share

The calculation of the basic and diluted earnings per share attributable to the equity holders of the Company is based on the following data:

| | Earnings Six months ended 30 June | |
|---|---|---|
| | **2008** **HK$ million** **(unaudited)** | 2007 HK$ million (unaudited) |
| Earnings for the purposes of basic and diluted earnings per share: | | |
| Profit for the period attributable to equity holders of the Company | **3,437** | 1,373 |

| | Number of shares Six months ended 30 June | |
|---|---|---|
| | **2008** | 2007 |
| Weighted average number of ordinary shares for the purpose of basic earnings per share | **1,037,748,046** | 1,055,695,990 |
| Effect of dilutive potential ordinary shares: Share options issued by the Company | **130,317** | 902,647 |
| Weighted average number of ordinary shares for the purpose of diluted earnings per share | **1,037,878,363** | 1,056,598,637 |

The computation of diluted earnings per share does not assume the exercise of certain of the Company's outstanding share options as the exercise prices are higher than the average market price per share.

## 8. Earnings Per Share *continued*

### (b) Adjusted basic earnings per share

For the purpose of assessing the performance of the Group's principal activities (i.e. leasing of investment properties), the management is of the view that the profit for the period attributable to the equity holders of the Company should be adjusted in the calculation of basic earnings per share as follows:

| | Six months ended 30 June | | | |
|---|---|---|---|---|
| | **2008** | | 2007 | |
| | **Profit HK$ million** | **Basic earnings per share HK cents** | Profit HK$ million | Basic earnings per share HK cents |
| Profit for the period attributable to equity holders of the Company | **3,437** | **331.20** | 1,373 | 130.10 |
| Gain arising from change in fair value of investment properties | **(2,995)** | | (795) | |
| Effect of deferred taxation on change in fair value of investment properties (included the effect of change in tax rate) | **286** | | 138 | |
| Effect of minority interests' shares | **162** | | 46 | |
| Gain arising from share of change in fair value of investment properties (net of deferred taxation) of an associate | **(272)** | | (178) | |
| Underlying profit attributable to equity holders of the Company | **618** | **59.55** | 584 | 55.28 |
| Prior years' tax provision | **31** | | – | |
| Net realised gain on disposal of available-for-sale investments | **(44)** | | (72) | |
| Recurring underlying profit | **605** | **58.30** | 512 | 48.54 |

The denominators used are the same as those detailed above for basic earnings per share.

## 9. Investment Properties

The investment properties of the Group were revalued at 30 June 2008 by Knight Frank Petty Limited, an independent qualified professional valuer not connected with the Group, on market value basis, taking into account the reversionary income and redevelopment potential. The surplus of HK$2,995 million arising on revaluation has been credited to the consolidated income statement for the period.

## 10. Property, Plant and Equipment

The leasehold buildings of the Group were revalued at 30 June 2008 by Knight Frank Petty Limited, an independent professional valuer, on market value basis. The surplus of HK$3 million arising on revaluation has been credited to the properties revaluation reserve.

## 11. Accounts Receivable and Other Receivables

Rents from leasing of investment properties are normally received in advance. At the balance sheet date, accounts receivable of the Group mainly represented rents receipts in arrears, which were aged less than 90 days.

## 12. Accounts Payable and Accruals

At the balance sheet date, accounts payable and accruals of the Group were aged less than 90 days.

## 13. Borrowings

The analysis of the carrying amounts of borrowings is as follows:

| | **At 30 June 2008 HK$ million (unaudited)** | At 31 December 2007 HK$ million (audited) |
|---|---|---|
| Unsecured bank loans | **720** | 720 |
| Floating rate notes | **549** | 549 |
| Fixed rate notes | **1,355** | 1,362 |
| Zero coupon notes | **223** | 230 |
| | **2,847** | 2,861 |

## 14. Deferred Taxation

The following are the major deferred tax liabilities (assets) recognised by the Group and movements thereon during the period:

| | Accelerated tax depreciation HK$ million | Revaluation of properties HK$ million | Tax losses HK$ million | Total HK$ million |
|---|---|---|---|---|
| At 1 January 2008 | 264 | 3,647 | (1) | 3,910 |
| Charge to consolidated income statement for the period (note 5) | 11 | 494 | (18) | 487 |
| Effect of change in tax rate | (15) | (208) | – | (223) |
| **At 30 June 2008** | **260** | **3,933** | **(19)** | **4,174** |

At the balance sheet date, the Group has unused estimated tax losses of HK$488 million available for offset against future profits. A deferred tax asset has been recognised in respect of HK$112 million of such losses. No deferred tax asset has been recognised in respect of the remaining estimated tax losses of HK$376 million as the utilisation of these estimated tax losses is uncertain. These estimated tax losses may be carried forward indefinitely.

At the balance sheet date, the Group has deductible temporary differences of HK$2 million. No deferred tax asset has been recognised in relation to such deductible temporary differences as it is not probable that taxable profit will be available against which the deductible temporary difference can be utilised.

## 15. Capital Commitments

At the balance sheet date, the Group had the following capital commitments in respect of its investment properties:

| | **At 30 June 2008 HK$ million (unaudited)** | At 31 December 2007 HK$ million (audited) |
|---|---|---|
| Authorised but not contracted for | **1,756** | 1,006 |
| Contracted but not provided for | **228** | 134 |

## 16. Related Party Transactions and Balances

### (a) Transactions with related parties

During the interim period, the Group has received gross rental income from the following related parties:

| | Six months ended 30 June | |
|---|---|---|
| | **2008** | 2007 |
| | **HK$ million** | HK$ million |
| | **(unaudited)** | (unaudited) |
| Substantial shareholders | **1** | 3 |
| Directors (Note) | **12** | 11 |
| | **13** | 14 |

Note:
The sum of transactions with Directors represented the aggregate gross rental income received under various leases respectively with a Director of approximately HK$388,000 (2007: HK$377,000), and companies controlled by Directors or their associates in aggregate of approximately HK$11,482,000 (2007: HK$11,107,000).

### (b) Balance with a related party

At the balance sheet date, the Group has an amount of HK$94 million (31 December 2007: HK$94 million) due to a minority shareholder, which represented outstanding loan advanced to a non wholly-owned subsidiary of the Group, Barrowgate Limited ("Barrowgate"), by Jebsen and Company Limited ("Jebsen and Company"), of which Hans Michael Jebsen is a director and shareholder, as shareholders' loan in proportion to its shareholding in Barrowgate for general funding purpose. The amount is unsecured, interest-free and repayable on demand.

## 16. Related Party Transactions and Balances *continued*

### (c) Compensation of key management personnel

The remuneration of Directors and other members of key management of the Group during the period was as follows:

| | Six months ended 30 June | |
|---|---|---|
| | **2008** | 2007 |
| | **HK$ million** | HK$ million |
| | **(unaudited)** | (unaudited) |
| Salaries and other short-term employee benefits | **10** | 10 |
| Share-based payments | **1** | 1 |
| | **11** | 11 |

The remuneration of the Directors and key executives is determined by the Emoluments Review Committee and Chief Executive Officer respectively having regard to the performance of individuals and market trends.

# Report on Review of Interim Financial Information

**Deloitte.**
**德勤**

**TO THE BOARD OF DIRECTORS OF**
**HYSAN DEVELOPMENT COMPANY LIMITED**
*(Incorporated in Hong Kong with limited liability)*

## Introduction

We have reviewed the interim financial information set out on pages 6 to 23 which comprises the condensed consolidated balance sheet of Hysan Development Company Limited as of 30 June 2008 and the related condensed consolidated income statement, statement of changes in equity and cash flow statement for the six-month period then ended, and certain explanatory notes. The Main Board Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA"). The directors are responsible for the preparation and presentation of this interim financial information in accordance with HKAS 34. Our responsibility is to express a conclusion on this interim financial information based on our review, and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

## Scope of Review

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the HKICPA. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

## Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information is not prepared, in all material respects, in accordance with HKAS 34.

**Deloitte Touche Tohmatsu**
*Certified Public Accountants*

Hong Kong
5 August 2008

# Additional Information

## Corporate Governance

Hysan aims to be a financially successful as well as responsible business. In our quest to deliver long-term sustainable value to our shareholders, we have to understand the context in which we operate and make decisions that balance the needs of various stakeholders. To our shareholders, this is translated into a commitment to maintaining the highest standards of corporate governance. The cornerstones of our corporate governance practices are accountability, transparency and integrity.

To Hysan, therefore, good corporate governance is not an exercise in compliance. Nor is this restricted to the Board process. The Board must delegate to other executives, who in turn implement policies across the organisation. It is therefore crucial to reinforce our corporate culture and values, which emphasise good business ethics and responsible behaviour in general. Since 2004, the Board has adopted the Corporate Governance Guidelines (available on website: www.hysan.com.hk), which forms the general framework of our corporate governance practices.

The Company has complied throughout the review period with all the Code Provisions of the Code on Corporate Governance Practices as set out in Appendix 14 of the Listing Rules, except that its Emoluments Review Committee (established since 1987) has the responsibility for determining executive Director compensation. In light of the current organisational structure and the relatively simple nature of Hysan's business activities, the Board regards the current arrangements for Emoluments Review Committee to determine executive Director compensation as appropriate. The Board will continue to review this arrangement in light of the needs of the Group. The Group's Corporate Governance Guidelines provide for separate roles of Chairman and Managing Director. Peter Ting Chang Lee serves as the Chairman. An open search is currently underway for a Chief Executive Officer.

## Board Effectiveness

### Board Responsibilities and Board/Management Relationship

The roles of the Board and of the management are separate and distinct. The Board's responsibility is, firstly, to formulate strategy and, secondly, to monitor and control operating and financial performance in pursuit of the Group's strategic objectives. On the other hand, the responsibility for the day-to-day management of the Group's business activities and the implementation of the Group's policies remains vested in management.

The Board and management fully appreciate their respective roles and are supportive of the development of a healthy corporate governance culture.

These are governed by a formal Board of Directors Mandate which sets out the key responsibilities of the Board in fulfilling its stewardship roles. These include strategic planning and monitoring, internal controls and risk management, culture and values, capital management, corporate governance and Board succession.

## Board Effectiveness *continued*

### Board Composition

The Board currently comprises 3 Executive Directors, 4 Independent non-executive Directors and 4 Non-executive Directors. There is a majority of Non-executive Directors on the Board (having one third being Independent non-executive Directors), with a wide range of experience and calibre who bring valuable judgment on issues of strategy, performance and resources.

Peter Ting Chang Lee serves as the Chairman. Sir David Akers-Jones acts as the Independent non-executive Deputy Chairman of the Board. His role as the Senior Independent non-executive Director is formalised in the Group's Corporate Governance Guidelines. He is available to shareholders and fellow Directors if they have concerns relating to matters that contact through the normal channels of Chairman and/or Chief Executive Officer has failed to resolve, or for which such contact is inappropriate.

Mr. Ricky Tin For Tsang (Chief Financial Officer) and Ms. Wendy Wen Yee Yung (Company Secretary) had been appointed as Executive Directors effective 1 April 2008.

Pursuant to the Company's Articles of Association, Mrs. Pauline Wah Ling Yu Wong retired by rotation as Executive Director as from the conclusion of the Annual General Meeting held on 14 May 2008 and remains as Senior Advisor to the Company.

### Board Process

The Board meets at least quarterly. A detailed list of Matters Reserved for Board Decisions is in place setting out key matters that are to be retained for full Board decision and such list is reviewed periodically, at least once a year. These matters include long-term objectives and strategies; extension of Group activities into new business areas; annual budgets; preliminary announcements of interim and final results; dividends; material banking facilities; material acquisitions and disposals; connected transactions; annual internal controls assessment; and appointments to the Board following recommendations by the Nomination Committee.

An important element of the Company's corporate governance programme is the continuous improvement in the quality and timeliness of the dissemination of information to Directors. The Board receives detailed quarterly reports from management in respect of their areas of responsibility. Appropriate key performance indicators are used to facilitate benchmarking and peer group comparison. Financial plans, including budgets and forecasts, are regularly discussed at Board meetings. From time to time, the Board also receives presentations, including from non-Board management members, on issues of significance or on new opportunities for the Group. Directors also have access to non-Director management staff where appropriate. These ensure that the Board will be given the answers it needs.

As laid down in our Corporate Governance Guidelines, there is an agreed procedure to enable our Directors to seek independent legal and/or financial advice at the Company's expenses.

## Board Effectiveness *continued*

### Internal Controls

The Group is committed to implementing effective risk management policies and internal controls procedures to identify and manage the risks that the Group may be exposed to, thereby providing reasonable assurance regarding the achievement of corporate objectives.

The Board has the overall responsibility to ensure that sound and effective internal controls are maintained, while management is charged with the responsibility to design and implement the internal controls system to manage risks. As stated in our 2007 Annual Report, the Board considered the internal controls system effective and adequate. No significant areas of concern which might affect the operational, financial reporting and compliance functions of the Company are identified.

During 2007, a company-wide briefing of our Code of Ethics was completed, to ensure all staff members have a good understanding not only of the Code provisions but also their application to daily operating activities. In order to make the staff even more comfortable and not be intimidated in reporting breaches of Code of Ethics, we have refined the whistle-blowing mechanism. An independent third-party service provider is engaged to receive complaints and allegations, effective March 2008.

Our Internal Audit function assists management in its monitoring function by providing independent assessment and assurance. The principle of independence was firmly established, as evident by its reporting line to Audit Committee and Chief Executive Officer (Chairman acting).

### Board Committees

In order to provide effective oversight and leadership and pursuant to its Corporate Governance Guidelines, the Board has established 3 corporate governance-related committees (being the Audit, Emoluments Review and Nomination Committees). The corporate governance-related committees have at least a majority of Independent non-executive Directors. We refined their terms of reference and formalised the arrangements of in-camera meetings without management presence. During the review period, following every committee meeting, committee chairs report to the Board on the activities of their respective committees.

- ***Audit Committee***

  The Audit Committee is chaired by Sir David Akers-Jones, Independent non-executive Deputy Chairman and has a majority of Independent non-executive Directors. Its other members are Tom Behrens-Sorensen, Independent non-executive Director, and Chien Lee, Non-executive Director. All members have experience in reviewing or analysing audited financial statements of public companies or major organisations. It meets no less than twice a year. Meetings are also attended by invitation by management including the Executive Director, Finance. Full terms of reference are available on the Company's website: www.hysan.com.hk.

## Board Effectiveness *continued*

### Board Committees *continued*

- ***Audit Committee** continued*

  Hysan believes that crucial to the effective functioning of an audit committee is a clear appreciation of the separate roles of management, the external auditors and Audit Committee members. Hysan management is responsible for selecting appropriate accounting policies and for the preparation of the financial statements. The external auditors are responsible for auditing and attesting to the Group's financial statements and evaluating the Group's system of internal controls to the extent that they consider necessary to support their audit report. The Audit Committee, as the delegate of the full Board, is responsible for overseeing the entire process. The Committee presents a report to the Board after each meeting, which addresses its work and findings.

  The Committee also has the responsibility for reviewing the Group's "whistle-blowing" procedures for employees to raise concerns, in confidence or anonymously, about possible breaches of its Code of Ethics and to ensure that these arrangements allow proportionate and independent investigation of such matters and appropriate follow up action.

  The Committee has reviewed and discussed with management and external auditors the unaudited condensed consolidated financial statements for the first six months of 2008 included in this Report.

- ***Emoluments Review Committee***

  The Group's Emoluments Review Committee is also chaired by Sir David Akers-Jones, Independent non-executive Deputy Chairman. Its other members are Fa-kuang Hu and Dr. Geoffrey Meou-tsen Yeh, they are also Independent non-executive Directors. The Committee generally meets at least once every year. Full terms of reference are available on the Company's website: www.hysan.com.hk.

  The function of the Committee is to review and determine the remuneration of the executive Directors. Management makes recommendations to the Committee on the Company's framework for, and cost of, executive Director remuneration and the Committee then reviews these recommendations. No Director or any of his associates is involved in deciding his own remuneration.

  A separate "Directors' Remuneration and Interests Report" in 2007 Annual Report sets out details of the level of the Directors' remuneration including remuneration breakdown of each individual executive Directors on "named" basis.

## Board Effectiveness *continued*

### Board Committees *continued*

- ***Nomination Committee***

  The Nomination Committee is chaired by Peter Ting Chang Lee, Chairman of the Board, and its other members are Sir David Akers-Jones, Independent non-executive Deputy Chairman, and Dr. Geoffrey Meou-tsen Yeh, Independent non-executive Director. The Committee meets when it is considered necessary. Full terms of reference are available on the Company's website: www.hysan.com.hk.

  The Committee has the responsibility of nominating for Board approval candidates to fill Board vacancies as and when they arise and of evaluating the balance of skills, knowledge and experience of the Board. It is clearly set out in the terms of reference of the Committee that the Chairman of the Board shall not chair the Committee when it is dealing with the matter of succession of the chairmanship.

### Communication with Shareholder

The Group is committed to maintaining a policy of open and timely disclosure of relevant information on its attributes to shareholders and other stakeholders, subject to applicable legal requirements. A communication programme is in place to maintain an on-going dialogue with the Company's stakeholders, including communication with shareholders in a regular and timely manner, through the Group's annual and interim reports and accounts, press releases/announcements; and holding regular briefings and meetings for analysts and the media, as appropriate. The Board recognises the significance of constructive use of Annual General Meeting ("AGM") as a useful means to enter into a dialogue with private shareholders based on mutual understanding of objectives. Individual shareholders can put questions to the Chairman at the general meeting. Board Committee Chairmen, as provided under the respective terms of references, attend AGMs to respond to any shareholder questions on the activities of the Committees. Since 2004, to enable shareholders to gain a better understanding of our business activities, we have included a "business review" session led by the Chairman in addition to the statutory part of the meeting. In the 2008 AGM, topics addressed include overview of the 2007 business environment, financial position, annual results and 2008 outlook.

We recognise the significance of consistent disclosure practices aimed at accurate, timely and broadly disseminated disclosure of material information about Hysan. A Corporate Disclosure Policy is in place, which provides guidance for coordinating the disclosure of material information to investors, analysts and media as well as our processes for results announcements.

## Directors' Interests in Shares

As at 30 June 2008, the interests and short positions of the Directors and alternate Director in the shares, underlying shares or debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) as recorded in the register required to be kept under section 352 of the SFO; or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code"), are set out below:

### Aggregate long positions in shares and underlying shares of the Company

| Name | Number of ordinary shares held | | | | | % of the issued share capital (Note a) |
|---|---|---|---|---|---|---|
| | **Personal interests** | **Family interests** | **Corporate interests** | **Other interests** | **Total** | |
| Peter Ting Chang Lee | 3,370,708 | – | – | – | 3,370,708 | 0.324 |
| Fa-kuang Hu | – | – | 200,000 (Note b) | – | 200,000 | 0.019 |
| Hans Michael Jebsen | 60,000 | – | 2,432,914 (Note c) | – | 2,492,914 | 0.240 |
| Tom Behrens-Sorensen | 10,000 | – | – | – | 10,000 | 0.001 |
| Chien Lee | 800,000 | – | – | – | 800,000 | 0.077 |
| Deanna Ruth Tak Yung Rudgard | 1,871,600 | – | – | – | 1,871,600 | 0.180 |
| Geoffrey Meou-tsen Yeh | 263,655 | – | – | – | 263,655 | 0.025 |
| Ricky Tin For Tsang | 40,000 | – | – | – | 40,000 | 0.004 |
| Wendy Wen Yee Yung | 28,000 | – | – | – | 28,000 | 0.003 |
| V-nee Yeh (alternate to Geoffrey Meou-tsen Yeh) | 43,259 | – | – | – | 43,259 | 0.004 |

Notes:

(a) This percentage has been compiled based on the total number of shares of the Company in issue (i.e. 1,040,604,536 ordinary shares) as at 30 June 2008.

(b) Such shares were held by a company which was wholly-owned by Fa-kuang Hu and he was deemed to have beneficial interest in all these shares.

(c) Such shares were held through a corporation in which Hans Michael Jebsen was a member entitled to exercise no less than one-third of the voting power at general meeting.

## Directors' Interests in Shares *continued*

### Aggregate long positions in shares and underlying shares of the Company *continued*

Certain executive Directors of the Company have been granted share options under the Company's share option schemes (details are set out in the section headed "Long-term Incentives: Share Option Schemes" below). These constitute interests in underlying shares of equity derivatives of the Company under the SFO.

### Aggregate long positions in shares of associated corporations

Listed below is a Director's interest in the shares of Barrowgate, a 65.36% subsidiary of the Company:

| | Number of ordinary shares held | | | |
|---|---|---|---|---|
| **Name** | **Corporate interests** | **Other interests** | **Total** | **% of the issued share capital** |
| Hans Michael Jebsen | 1,000 | – | 1,000 | 10 (Note) |

Note:

Jebsen and Company held a 10% interest in the issued share capital in Barrowgate through a wholly-owned subsidiary. Hans Michael Jebsen was deemed to be interested in the shares of Barrowgate by virtue of being the controlling shareholder of Jebsen and Company.

Apart from the above, no other interest or short position in the shares, underlying shares or debentures of the Company or any associated corporations as at 30 June 2008 were recorded in the register required to be kept under Section 352 of the SFO; or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

## Long-term Incentives: Share Option Schemes

The Company has granted options under two executive share option schemes. The purpose of both schemes was to strengthen the link between individual staff and shareholder interests. The power of grant to executive Directors is vested in the Emoluments Review Committee and endorsed by all Independent non-executive Directors as required under the Listing Rules. As approved by the Board, the Chairman may make grants to management staff below executive Director level.

### The 1995 Share Option Scheme (the "1995 Scheme")

The 1995 Scheme was approved by shareholders on 28 April 1995 and had a term of 10 years. It expired on 28 April 2005. All outstanding options granted under the 1995 Scheme will continue to be valid and exercisable in accordance with the provisions of the 1995 Scheme.

### The 2005 Share Option Scheme (the "2005 Scheme")

The Company adopted the 2005 Scheme (together with the 1995 Scheme are referred to as the "Schemes") at its AGM held on 10 May 2005, which has a term of 10 years and will expire on 9 May 2015.

During the review period, a total of 733,000 share options were granted under the 2005 Scheme.

As at 30 June 2008, an aggregate of 1,868,000 shares are issuable for options granted under the Schemes, representing approximately 0.18% of the issued share capital of the Company.

## **Long-term Incentives: Share Option Schemes** *continued*

Details of options granted, exercised, cancelled/lapsed and outstanding under the Schemes during the review period are as follows:

| Name | Date of grant | Exercise price HK$ | Exercisable period | Balance as at 1.1.2008 | Changes during the period | | | Balance as at 30.6.2008 |
|---|---|---|---|---|---|---|---|---|
| | | | | | Granted | Exercised | Cancelled/ lapsed | |
| **1995 Scheme** | | | | | | | | |
| **Executive Directors** | | | | | | | | |
| Ricky Tin For Tsang (Note a) | 30.3.2005 | 15.85 | 30.3.2005 – 29.3.2015 | 120,000 | – | (40,000) (Note i) | – | 80,000 |
| Wendy Wen Yee Yung (Note b) | 30.3.2005 | 15.85 | 30.3.2005 – 29.3.2015 | 96,000 | – | – | – | 96,000 |
| **Eligible employees** (Note c) | 30.3.2005 | 15.85 | 30.3.2005 – 29.3.2015 | 87,667 | – | (61,667) (Note j) | – | 26,000 |
| **2005 Scheme** | | | | | | | | |
| **Executive Directors** | | | | | | | | |
| Peter Ting Chang Lee (Note d) | 6.3.2007 | 21.38 | 6.3.2007 – 5.3.2017 | 235,000 | – | – | – | 235,000 |
| | 13.3.2008 | 21.45 (Note f) | 13.3.2008 – 12.3.2018 | – | 260,000 | – | – | 260,000 |
| Pauline Wah Ling Yu Wong (Note e) | 6.3.2007 | 21.38 | 6.3.2007 – 5.3.2017 | 108,000 | – | – | – | 108,000 |
| Ricky Tin For Tsang (Note a) | 30.3.2006 | 22.00 | 30.3.2006 – 29.3.2016 | 120,000 | – | – | – | 120,000 |
| | 30.3.2007 | 21.25 | 30.3.2007 – 29.3.2017 | 95,000 | – | – | – | 95,000 |
| | 31.3.2008 | 21.96 (Note g) | 31.3.2008 – 30.3.2018 | – | 100,000 | – | – | 100,000 |
| Wendy Wen Yee Yung (Note b) | 26.6.2006 | 20.11 | 26.6.2006 – 25.6.2016 | 110,000 | – | – | – | 110,000 |
| | 30.3.2007 | 21.25 | 30.3.2007 – 29.3.2017 | 95,000 | – | – | – | 95,000 |
| | 31.3.2008 | 21.96 (Note g) | 31.3.2008 – 30.3.2018 | – | 100,000 | – | – | 100,000 |
| **Eligible employees** (Note c) | 30.3.2006 | 22.00 | 30.3.2006 – 29.3.2016 | 99,000 | – | – | (16,000) (Note l) | 83,000 |
| | 30.3.2007 | 21.25 | 30.3.2007 – 29.3.2017 | 132,000 | – | (2,000) (Note k) | (43,000) (Note l) | 87,000 |
| | 31.3.2008 | 21.96 (Note g) | 31.3.2008 – 30.3.2018 | – | 178,000 | – | – | 178,000 |
| | 2.5.2008 | 23.90 (Note h) | 2.5.2008 – 1.5.2018 | – | 95,000 | – | – | 95,000 |
| | | | | 1,297,667 | 733,000 | (103,667) | (59,000) | 1,868,000 |

## **Long-term Incentives: Share Option Schemes** *continued*

Notes:

(a) Ricky Tin For Tsang was appointed as Executive Director on 1 April 2008. Options granted to Ricky Tin For Tsang have a vesting period of 3 years in equal proportions.

(b) Wendy Wen Yee Yung was appointed as Executive Director on 1 April 2008. Options granted to Wendy Wen Yee Yung have a vesting period of 3 years in equal proportions.

(c) Eligible employees are working under employment contracts that are regarded as "continuous contracts" for the purposes of the Employment Ordinance. The options granted under the Schemes have vesting periods of 3 years in equal proportions.

(d) Options granted to Peter Ting Chang Lee have a vesting period of 3 years in equal proportions.

(e) Options granted to Pauline Wah Ling Yu Wong have a vesting period of 3 years in equal proportions. Pauline Wah Ling Yu Wong retired from the Board of the Company by rotation as from the conclusion of 2008 Annual General Meeting held on 14 May 2008. She remains as Senior Advisor to the Company and is eligible under the 2005 Scheme.

(f) The closing price of the shares of the Company immediately before the date of grant (as of 12 March 2008) was HK$22.10.

(g) The closing price of the shares of the Company immediately before the date of grant (as of 28 March 2008) was HK$21.95.

(h) The closing price of the shares of the Company immediately before the date of grant (as of 30 April 2008) was HK$22.60.

(i) The weighted average closing price of the shares of the Company immediately before the date on which the options were exercised was HK$22.70.

(j) The weighted average closing price of the shares of the Company immediately before the dates on which the options were exercised was HK$22.57.

(k) The weighted average closing price of the shares of the Company immediately before the date on which the options were exercised was HK$22.95.

(l) The options for 59,000 shares lapsed during the period upon resignations of certain eligible employees.

Apart from the above, the Company had not granted any share option under the Schemes to any other persons as required to be disclosed under Rule 17.07 of the Listing Rules.

## Long-term Incentives: Share Option Schemes *continued*

### Value of share options

Pursuant to Rule 17.08 of the Listing Rules, the value of the share options granted during the period is as follows to be expensed through the Group's income statement over the three-year vesting period of the options.

The fair values of share options granted by the Company were determined by using Black-Scholes option pricing model (the "Model"). The Model is one of the commonly used models to estimate the fair value of an option. The variables and assumptions used in computing the fair value of the share options are based on the management's best estimate. The value of an option varies with different variables of certain subjective assumptions. Any change in the variables so adopted may materially affect the estimation of the fair value of an option. The inputs into the Model were as follows:

| | Date of grant | | |
|---|---|---|---|
| | **2.5.2008** | **31.3.2008** | **13.3.2008** |
| Closing share price at the date of grant | HK$23.90 | HK$21.80 | HK$21.45 |
| Exercise price | HK$23.90 | HK$21.96 | HK$21.45 |
| Risk free rate (Note a) | 2.668% | 2.607% | 2.486% |
| Expected life of option (Note b) | 10 years | 10 years | 10 years |
| Expected volatility (Note c) | 35.51% | 34.25% | 33.03% |
| Expected dividend per annum (Note d) | HK$0.463 | HK$0.463 | HK$0.463 |
| Estimated fair values of options granted | HK$8.99 | HK$7.39 | HK$6.97 |

Notes:

(a) Risk free rate: being the approximate yields of 10-year Exchange Fund Notes traded on the date of grant, matching the expected life of each option.

(b) Expected life of option: being the period of 10 years commencing on the date of grant, based on management's best estimates for the effects of non-transferability, exercise restriction and behavioural consideration.

(c) Expected volatility: being the approximate historical volatility of closing prices of the share of the Company in the past one year immediately before the date of grant.

(d) Expected dividend per annum: being the approximate average annual cash dividend for the past 5 financial years.

## Substantial Shareholders' and Other Persons' Interests in Shares

As at 30 June 2008, the interests or short positions of substantial shareholders and other persons of the Company, in the shares and underlying shares of the Company as recorded in the register required to be kept under section 336 of the SFO, or as otherwise notified to the Company, were as follows:-

**Aggregate long positions in shares and underlying shares of the Company**

| **Name** | **Capacity** | **Number of ordinary shares held** | **% of the issued share capital** (Note a) |
|---|---|---|---|
| Lee Hysan Estate Company, Limited | Beneficial owner and interests of controlled corporations | 433,130,735 (Note b) | 41.62 |
| Lee Hysan Company Limited | Interests of controlled corporations | 433,130,735 (Note b) | 41.62 |

Notes:

(a) This percentage has been compiled based on the total number of shares of the Company in issue as at 30 June 2008 (i.e. 1,040,604,536 ordinary shares).

(b) These interests represent the same block of shares of the Company. 270,118,724 shares were held by Lee Hysan Estate Company, Limited ("LHE") and 163,012,011 shares were held by certain subsidiaries of LHE. LHE is a wholly-owned subsidiary of Lee Hysan Company Limited.

Apart from the above, no other interest or short position in the shares or underlying shares of the Company were recorded in the register required to be kept under section 336 of the SFO as at 30 June 2008.

## Related Party Transactions

The Group entered into certain transactions with parties regarded as "Related Parties" under applicable accounting principles. These mainly relate to contracts entered into by the Group in the ordinary course of business, which contracts were negotiated on normal commercial terms and on an arm's length basis. Further details are set out in note 16 to the condensed consolidated financial statements.

Some of these transactions also constitute "Continuing Connected Transactions" under the Listing Rules, as identified below.

## Continuing Connected Transactions

Certain transactions entered into by the Group constituted continuing connected transactions (the "Transactions") under the Listing Rules. Details of the Transactions as at 30 June 2008 are set out as follows:

### I. Lease granted by the Group

#### *(a) Lee Gardens Two, 28 Yun Ping Road, Hong Kong ("Lee Gardens Two")*

The following lease arrangements were entered into by Barrowgate, a 65.36% subsidiary of the Company and property owner of Lee Gardens Two, as landlord with the following connected persons:

| Connected person | Date of agreement | Terms | Premises | Annual consideration (Note a) |
|---|---|---|---|---|
| (i) Jebsen and Company Limited (Note b) | 29 June 2007 | 3 years commencing from 1 September 2007 | Office units on the 28th, 30th and 31st Floors | 2008: HK$20,582,424<br>2009: HK$20,582,424<br>2010: HK$13,721,616<br>(on pro-rata basis) |
| (ii) Hang Seng Bank Limited (Note b) | 15 October 2007 (Note c) | 72 months commencing from 15 October 2007 (for Shops 2-10 on the Lower Ground Floor)<br>68 months commencing from 15 February 2008 (for Shop G13A on the Ground Floor and Shops 11-12 on the Lower Ground Floor) | Shop G13A on the Ground Floor and Shops 2-10 and 11-12 on the Lower Ground Floor | 2008: HK$10,578,491<br>2009: HK$12,469,416<br>2010: HK$9,821,341<br>(on pro-rata basis upto 14 October 2010) (Note d) |
| (iii) Pearl Investments (HK) Limited (Note e) | 23 May 2008 (Lease)<br>18 May 2007 (Carpark Licence Agreement and a supplemental letter dated 5 June 2007) | 3 years commencing from 15 May 2008<br>3 years commencing from 1 June 2007 | Room 1401C on the 14th Floor<br>1 carparking space | 2008: HK$1,307,578<br>(on pro-rata basis for the Lease)<br>2009: HK$2,040,816<br>2010: HK$2,003,016<br>(on pro-rata basis for the Carpark Licence Agreement)<br>2011: HK$733,038<br>(on pro-rata basis for the Lease) |

## Continuing Connected Transactions *continued*

### I. Lease granted by the Group *continued*

#### *(b) One Hysan Avenue, Causeway Bay, Hong Kong ("One Hysan Avenue")*

The following lease arrangement was entered into by OHA Property Company Limited, a wholly-owned subsidiary of the Company and property owner of One Hysan Avenue, with Atlas Corporate Management Limited, a wholly-owned subsidiary of LHE. Details of the lease are set out below:

| Connected person | Date of agreement | Terms | Premises | Annual consideration (Note a) |
|---|---|---|---|---|
| Atlas Corporate Management Limited | 9 November 2005 | 3 years commencing from 1 November 2005 | Whole of 21st Floor | 2008: HK$1,169,800 (on pro-rata basis) |

### II. Provision of leasing and property management services to a non-wholly-owned subsidiary regarding Lee Gardens Two

The following management agreements were entered into by Hysan Leasing Company Limited and Hysan Property Management Limited, both being wholly-owned subsidiaries of the Company, with Barrowgate for the provision of services to Lee Gardens Two, including (i) leasing, marketing and lease administration services; and (ii) property management services:

| Connected person | Date of agreement | Terms | Premises | Consideration |
|---|---|---|---|---|
| Barrowgate Limited | 25 February 2004 and two Supplemental Appointment Letters of 19 July 2004 and 7 February 2007 | 3 years commencing from 1 April 2004 (renewable for further 3 years) | Whole premise of Lee Gardens Two | HK$7,825,062 (i) and HK$1,137,049 (ii) (Note f) |

Notes:

(a) The annual considerations are based on current rates of rental, operating charges, (for retail premises) promotional levies and (for carparking spaces) licence fees for each of the relevant financial years. The rental, operating charges, promotional levies and licence fees (as the case may be) are payable monthly in advance.

(b) Jebsen and Company and Hang Seng Bank Limited ("Hang Seng") are beneficial substantial shareholders of Barrowgate having equity interest of 10% and 24.64% respectively in Barrowgate.

## Continuing Connected Transactions *continued*

Notes:

(c) Barrowgate and Hang Seng entered into an agreement for lease dated 15 October 2007. A formal lease agreement and a supplemental deed in respect of the premises mentioned under I(a)(ii) above were entered into between Barrowgate and Hang Seng on 15 February 2008 and 13 May 2008 respectively.

(d) The rent for the period from 15 October 2010 to 14 October 2013 will be reviewed at the then prevailing market rent and to be agreed by Barrowgate and Hang Seng.

(e) Pearl Investments (HK) Limited is a connected person by virtue of its being an associate of Mr. Chien Lee, a Non-executive Director of the Company.

(f) These represent the actual considerations for the period from 1 January 2008 to 30 June 2008, calculated on the basis of the fee schedules as prescribed in the respective management agreements.

All the Transactions were entered in the ordinary and usual course of business of the respective companies after due negotiations on an arm's length basis with reference to the prevailing market conditions.

Announcements were published regarding the Transactions in accordance with the Listing Rules. The Stock Exchange has granted a waiver for the Transactions referred to in section II above by virtue of Rule 14A.42 from strict compliance with the requirements of Rules 14A.35, 14A.45 to 14A.47 of the Listing Rules on condition that details of the Transactions be included in the Company's subsequent published annual report for financial years in which the relevant Transactions are subsisting.

## Compliance of the Model Code

The Company has adopted the Model Code set out in the Appendix 10 to the Listing Rules as its own code of conduct regarding Directors' securities transactions. All Directors have confirmed, following specific enquiry by the Company, that they have complied with the required standards set out in the Model Code throughout the review period.

## Purchases, Sale or Redemption of the Company's Listed Securities

During the review period, neither the Company nor its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

## Human Resources Practices

The Group aims to attract, retain and motivate high calibre individuals committed to attaining our objectives. The total number of employees as at 30 June 2008 was 456. The Group's human resources practices are aligned with our corporate objectives so as to maximise shareholder value and achieve growth.

There have been no material changes in respect of the human resources policy, including performance measurement and reward, training and development as set out in our 2007 Annual Report.

# Corporate Information

## Directors and Officer

### Chairman

Peter Ting Chang LEE *(I, chairing N)*
J.P. (currently acting as Chief Executive Officer)

### Independent non-executive Deputy Chairman

Sir David AKERS-JONES *(N, chairing A, E)*
G.B.M., K.B.E., C.M.G., J.P.

### Independent non-executive Directors

Tom BEHRENS-SORENSEN *(A)*
Fa-kuang HU *(E)*
G.B.S., C.B.E., J.P.
Dr. Geoffrey Meou-tsen YEH *(E, N)*
S.B.S., M.B.E., J.P., D.C.S., M.Sc., F.C.I.O.B., F.Inst.D.

### Non-executive Directors

Hans Michael JEBSEN *(I)*
B.B.S.
Anthony Hsien Pin LEE *(chairing I)*
Chien LEE *(A)*
Dr. Deanna Ruth Tak Yung RUDGARD

### Executive Directors

Ricky Tin For TSANG
Wendy Wen Yee YUNG

### Company Secretary

Wendy Wen Yee YUNG

## Auditors

Deloitte Touche Tohmatsu

## Share Registrars and Transfer Office

Tricor Standard Limited
26/F., Tesbury Centre
28 Queen's Road East
Wanchai, Hong Kong

## Registered Office

49/F., The Lee Gardens
33 Hysan Avenue
Hong Kong

*(A)* *Audit Committee*
*(E)* *Emoluments Review Committee*
*(N)* *Nomination Committee*
*(I)* *Investment Committee*

# SHAREHOLDER INFORMATION

## FINANCIAL CALENDAR

| | |
|---|---|
| Announcement of interim results | 5 August 2008 |
| Ex-dividend date for interim dividend | 15 August 2008 |
| Closure of register of members | 19 August to 21 August 2008 |
| Record date for interim dividend | 21 August 2008 |
| Dispatch of scrip dividend circular and election form | (on or about) 25 August 2008 |
| Dispatch of interim dividend warrants / definitive share certificates | (on or about) 12 September 2008 |

## INTERIM DIVIDEND

The Board declares the payment of an interim dividend of HK14 cents per share. The interim dividend will be payable in cash with a scrip dividend alternative to shareholders on the register of members as at Thursday, 21 August 2008. The scrip dividend alternative is conditional upon the granting by the Listing Committee of The Stock Exchange of Hong Kong Limited of the listing of and permission to deal in the new shares to be issued pursuant thereto.

A circular containing details of the scrip dividend and the form of election is to be mailed to shareholders on Monday, 25 August 2008. Shareholders who elect for the scrip dividend, in lieu of the cash dividend, in whole or in part, shall return the form of election to the Company's Registrars on or before Monday, 8 September 2008.

Definitive share certificates in respect of the scrip dividend and cheques (for those shareholders who do not elect for scrip dividend) will be dispatched to shareholders on or about Friday, 12 September 2008.

The register of members is to close from Tuesday, 19 August 2008 to Thursday, 21 August 2008, both dates inclusive, for the purpose of determining shareholders' entitlements to the interim dividend and during which period no transfer of shares will be registered. In order to qualify for the interim dividend, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's Registrars not later than 4:00 p.m. on Monday, 18 August 2008.

## SHARE LISTING

Hysan's shares are listed on The Stock Exchange of Hong Kong Limited. It has a sponsored American Depositary Receipts (ADR) Programme in the New York market.

## STOCK CODE

The Stock Exchange of Hong Kong Limited: 00014
Bloomberg: 14HK
Reuters: 0014.HK
Ticket Symbol for ADR Code: HYSNY
CUSIP reference number: 449162304

## SHAREHOLDER SERVICES

For enquiries about share transfer and registration, please contact the Company's Registrars:

Tricor Standard Limited
26/F., Tesbury Centre,
28 Queen's Road East,
Wanchai, Hong Kong
Telephone : (852) 2980 1768
Facsimile : (852) 2861 1465

Holders of the Company's ordinary shares should notify the Registrars promptly of any change of their address.

The Interim Report is printed in English and Chinese language and is available on our website at www.hysan.com.hk. Shareholders may at any time choose to receive the Interim Report in printed form in either the English or Chinese language or both or by electronic means. Shareholders who have chosen to receive the Interim Report using electronic means and who for any reason have difficulty in receiving or gaining access to the Interim Report will promptly upon request be sent a printed copy free of charge.

Shareholders may at any time change their choice of the language or means of receipt of the Interim Report by notice in writing to the Company's Registrars at the address above. The Change Request Form may be downloaded from the Company's website at www.hysan.com.hk.

## INVESTOR RELATIONS

For enquiries relating to investor relations, please email to investor@hysan.com.hk or write to the Company at:

Investor Relations
Hysan Development Company Limited
49/F., The Lee Gardens, 33 Hysan Avenue
Hong Kong
Telephone : (852) 2895 5777
Facsimile : (852) 2577 5153

## OUR WEBSITE

Press releases and other information of the Group can be found at our Internet website: "www.hysan com.hk".

Hysan Development Company Limited
49/F The Lee Gardens
33 Hysan Avenue, Hong Kong
T : 852 2895 5777 F : 852 2577 5153
www.hysan.com.hk

**THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION**

**If you are in doubt about this circular, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.**

**If you have sold or transferred all your shares in Hysan Development Company Limited (the "Company"), you should at once hand this circular and the accompanying form of election to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or the transfer was effected for transmission to the purchaser or transferee.**



Hysan 希慎

# Hysan Development Company Limited

# 希慎興業有限公司

*(Incorporated under Hong Kong Companies Ordinance, Cap. 32, with limited liability)*

(Stock Code: 00014)

**Chairman**
Peter Ting Chang Lee

**Independent non-executive Deputy Chairman**
Sir David Akers-Jones

**Independent non-executive Directors**
Tom Behrens-Sorensen
Fa-kuang Hu
Dr. Geoffrey Meou-tsen Yeh

**Non-executive Directors**
Hans Michael Jebsen
Anthony Hsien Pin Lee
Chien Lee
Dr. Deanna Ruth Tak Yung Rudgard

**Executive Directors**
Ricky Tin For Tsang
Wendy Wen Yee Yung

**Registered Office:**
49th Floor
Manulife Plaza
The Lee Gardens
33 Hysan Avenue
Hong Kong

25 August 2008

Dear Shareholder(s),

## INTERIM DIVIDEND FOR THE 6 MONTHS ENDED 30 JUNE 2008
## OPTION TO RECEIVE SHARES IN LIEU OF CASH DIVIDEND

## INTRODUCTION

On 5 August 2008, the Board of Directors of the Company has declared an interim dividend for the 6 months ended 30 June 2008 of HK14 cents per ordinary share (**the "Share(s)"**) in the capital of the Company.

The interim dividend is payable in cash with a scrip dividend alternative (**the "Scrip Dividend"**) to shareholders whose names appeared on the Register of Members on Thursday, 21 August 2008 (**the "Record Date"**). The latest time for submission of transfer forms to qualify for the interim dividend was 4:00 p.m. on Monday, 18 August 2008. Brief details of the Scrip Dividend arrangement were announced on 21 August 2008.

The purpose of this circular is to set out the procedures which apply in relation to the Scrip Dividend.

## DETAILS OF THE SCHEME

Shareholders have the choice of receiving in respect of each existing Share:

(i) a cash dividend of HK14 cents; or

(ii) an allotment of new Shares (**the "New Shares"**) credited as fully paid, save for adjustment for fractional entitlements, having a Market Value (as defined below), equal to the dividend of HK14 cents which the shareholder would otherwise receive in cash; or

(iii) partly cash and partly New Shares.

The number of New Shares to be allotted to shareholders who elect to receive their dividends in scrip is calculated by dividing the total amount of the cash dividend which each of them would otherwise have been entitled to receive by the Market Value of HK$21.59 per Share, being the average of the closing prices of the Shares on the Stock Exchange for the 5 consecutive Stock Exchange dealing days commencing on Friday, 15 August 2008, the first day the Shares traded ex-dividend (**the "Market Value"**).

The formula used for calculating the entitlement is as follows:

Number of Shares held as at 21 August 2008 x HK14 cents = Maximum dividend available

$$\frac{\text{Maximum dividend available}}{\text{Market Value (HK\$21.59)}} = \begin{array}{c}\text{Maximum number of New Shares}\\ \text{(rounded down to the nearest whole number)}\end{array}$$

Fractions of New Shares resulting from shareholders' election will not be allotted to shareholders and entitlements to New Shares will be rounded down to the nearest whole number. Fractional entitlements will be aggregated and sold for the benefit of the Company.

## STOCK EXCHANGE LISTING AND DESPATCH OF DIVIDEND WARRANTS AND SHARE CERTIFICATES

Application has been made to the Stock Exchange for listing of and permission to deal in the New Shares. It is expected that cheques for cash entitlements and/or (subject to such application being granted) definitive share certificates for the New Shares will be posted to shareholders by ordinary post at their risks on or about Friday, 12 September 2008. The New Shares will, on allotment and issue, rank pari passu in all respects with the existing Shares save that they will not rank for the interim dividend for the 6 months ended 30 June 2008.

Subject to the granting of approval for listing of and permission to deal in the New Shares on the Stock Exchange, such New Shares will be accepted as eligible securities by Hong Kong Securities Clearing Company Limited for deposit, clearance and settlement in the Central Clearing and Settlement System (**"CCASS"**) with effect from the commencement date of dealings in the New Shares on the Stock Exchange or such other date as determined by Hong Kong Securities Clearing Company Limited. Settlement of transactions between participants of the Stock Exchange is required to take place in CCASS on the second business day thereafter. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time. Shareholders should seek the advice of their licensed securities dealer or other professional adviser for details of those settlement arrangements and how such arrangements will affect their rights and interests.

The Shares of the Company are listed and dealt in or on the Stock Exchange. Certain US$ and HK$ denominated Guaranteed Notes issued by a Group subsidiary, Hysan (MTN) Limited, that are guaranteed by the Company are listed on the Luxemburg Stock Exchange. Save as disclosed herein, none of the equity or debt securities of the Company are otherwise listed or dealt in or on any other stock exchange nor is listing of or permission to deal in or on any other exchange being or proposed to be sought.

## FORM OF ELECTION

**A form of election has been prepared for use by shareholders who wish to receive the interim dividend wholly in the form of New Shares or partly in cash and partly in the form of New Shares, or to make a permanent election to receive Shares in lieu of any further dividend in cash form and, is enclosed with this circular.**

**If you wish to receive, in lieu of the cash dividend, in whole or in part, an allotment of New Shares, you should complete and sign the form of election in accordance with the instructions printed thereon and return it so that it is received by the share registrars and transfer office of the Company, Tricor Standard Limited, 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong (the "Registrars") so as to arrive no later than 4:00 p.m. on Monday, 8 September 2008. No acknowledgement of receipt of the form of election will be issued.**

**If you wish to receive the whole of the interim dividend in cash you should NOT complete the form of election.**

Shareholders who do not specify the number of Shares in respect of which they are electing to receive an allotment of New Shares, or if they elect to receive New Shares in respect of a greater number of Shares than their registered holding on the Record Date, then they will be deemed to have chosen to receive New Shares in respect of all the Shares of which they were then registered as the holders.

Shareholders who elect to receive the interim dividend wholly in the form of New Shares may also elect to receive all future dividends, which are declared in cash with an option to receive New Shares, wholly in the form of New Shares by completing Box D on the form of election. **Shareholders who have elected to receive all future dividends wholly in the form of New Shares and wish to continue to receive dividends wholly in the form of New Shares would not be sent forms of election.** Such election or a notice not to be sent forms of election may be revoked at any time by giving 7 days' notice in writing to the Registrars. **Forms of election in respect of future dividends will not be sent to shareholders who make an election or give the aforesaid notice unless they notify the Registrars in writing of their wish to revoke their election or notice.**

## OVERSEAS SHAREHOLDERS

Shareholders with registered addresses in the United States of America or any of its territories or possessions or Malaysia will be excluded from receiving the form of election and will only receive the interim dividend wholly in cash. Having obtained and taken into consideration legal opinions in those jurisdictions, the Directors considered such exclusion to be necessary and expedient pursuant to Rule 13.36(2) of the Rules Governing the Listing of Securities on the Stock Exchange on account either of the legal restrictions under the laws of the relevant place or of the requirements of the relevant regulatory body or stock exchange in that place. All shareholders resident outside Hong Kong should consult their professional advisers as to whether or not they are permitted to receive the interim dividend in scrip form or whether any government or other consents are required or other formalities need to be observed. No shareholder receiving a copy of this circular and/or a form of election in any territory outside Hong Kong may treat the same as an invitation to elect for Shares unless in the relevant territory such invitation could lawfully be made to him without the Company having to obtain any registration or comply with other legal requirements, governmental or regulatory procedures or any similar formalities. It is the responsibility of any person outside Hong Kong who wishes to receive New Shares under this scheme to comply with the

laws of the relevant jurisdictions including obtaining any registration or complying with other legal requirements, governmental or regulatory procedures or any similar formalities. Persons who receive New Shares in lieu of the cash dividend must also comply with any restrictions on the resale of the Shares which may apply outside Hong Kong.

## GENERAL

Whether or not it is to your advantage to elect to receive New Shares instead of cash, in whole or in part, will depend upon your own individual circumstances and the decision in this regard, and all effects resulting therefrom must be solely the responsibility of each shareholder. If you are in any doubt as to what to do, you should consult your professional advisers.

Shareholders who are trustees are recommended to take professional advice as to whether a decision to receive New Shares is within their powers and as to the effect of such decision having regard to the terms of the trust instrument.

## TIMETABLE OF EVENTS

| | *2008* |
|---|---|
| Shares quoted ex-dividend | Friday, 15 August |
| Latest time for submission of transfer forms to qualify for the interim dividend | 4:00 p.m. on Monday, 18 August |
| Book closing dates | Tuesday, 19 August to Thursday, 21 August |
| Record date for the interim dividend | Thursday, 21 August |
| Last date for receipt of forms of election by the Registrars | 4:00 p.m. on Monday, 8 September |
| Payment date for dividend warrants and certificates for New Shares mailed | on or about Friday, 12 September |
| Expected first day of dealings in New Shares in Hong Kong | on or about Friday, 12 September (subject to the proper receipt of share certificates for the New Shares by the relevant shareholders of the Company) |

## ADJUSTMENTS TO SUBSCRIPTION PRICES IN RELATION TO SHARE OPTIONS GRANTED UNDER THE SHARE OPTION SCHEMES

The Directors have been advised that in accordance with the terms of the share option schemes adopted by the Company, the Scrip Dividend will not result in any adjustment to the subscription prices payable on the exercise of the options granted under the share option schemes.

Yours faithfully,
**Peter T.C. Lee**
*Chairman*

**此乃要件　請即處理**

閣下如對本通函有任何疑問，應諮詢　閣下之註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下全部希慎興業有限公司(「本公司」)股份售出或轉讓，應立即將本通函及隨附的選擇表格交予買主或承讓人，或送交經手買賣或轉讓的銀行、註冊證券商或其他代理商，以便轉交買主或承讓人。



**Hysan Development Company Limited**

**希慎興業有限公司**

*(根據香港公司條例第32章註冊成立之有限公司)*

(股份代號：00014)

主席
利定昌

獨立非執行副主席
鍾逸傑爵士

獨立非執行董事
蘇恩深
胡法光
葉謀遵博士

非執行董事
Hans Michael Jebsen
利憲彬
利乾
利德蓉醫生

執行董事
曾殿科
容韻儀

註冊辦事處：
香港
希慎道33號
利園宏利保險大廈49樓

敬啟者：

**截至2008年6月30日止6個月之中期股息**
**選擇收取股份以代替現金股息**

## 緒言

於2008年8月5日，本公司董事會宣布派發截至2008年6月30日止6個月之中期股息每股本公司普通股股份(「股份」)14港仙。

中期股息將以現金派發並附有以股代息選擇(「以股代息」)予於2008年8月21日(星期四)(「記錄日期」)登記於股東名冊上各股東。股份過戶表格最遲須於2008年8月18日(星期一)下午4時前呈交以符合收取中期股息之資格。有關以股代息安排之概要已載於2008年8月21日之公告內。

本通函旨在說明有關以股代息之程序。

## 計劃之詳情

有關股東就持有之每股股份可作如下選擇：

(i) 收取現金股息14港仙；或

(ii) 獲配發市值(按下文所載定義)相等於該股東原應以現金收取之股息14港仙，並入賬列為已繳足股款之新股份(「新股」)(對零碎股份之調整除外)；或

(iii) 部份以現金收取及部份以新股收取。

選擇收取代息股份之股東可獲配發新股數目的計算方式是將股東原本應收取之現金股息總額除以每股21.59港元之市值。市值乃指股份由2008年8月15日(星期五)(此等股份除息交易之首天)起連續5個交易日在聯交所之平均收市價(「市值」)。

計算應收新股的公式如下：

於2008年8月21日持有股份數目 × 14港仙 = 最高股息額

$$\frac{\text{最高股息額}}{\text{市值(21.59港元)}} = \text{最高新股數目(向下調整至最近之整數)}$$

如選擇收取代息股份之股東，將不會獲配發零碎股份，應付之新股將向下調整至最近之整數。零碎股份將彙集並出售，而有關收益概歸本公司所有。

## 於聯交所上市及寄發股息支票及股票

本公司已向聯交所提出申請批准新股上市及買賣。預期股息支票及／或新股股票(倘新股之上市申請獲得批准)將約於2008年9月12日(星期五)以普通郵遞方式寄予各股東，如有郵誤，由股東自行負責。新股將與現已發行之股份享有各方面同等權益，惟不獲發截至2008年6月30日止6個月之中期股息。

倘新股獲得聯交所批准上市及買賣，該等新股將獲香港中央結算有限公司接納為合資格證券，新股將自其於聯交所開始買賣日或香港中央結算有限公司指定之其他日期起可於中央結算及交收系統(「中央結算系統」)內寄存、結算及交收。聯交所參與者之間的交易須於交易日後第2個營業日於中央結算系統內進行交收。所有於中央結算系統下之交易均依據其當時有效之一般規則及運作程序規則進行。股東應就交收安排之詳情及該安排對其權利及利益之影響向其註冊證券商或其他專業顧問諮詢意見。

本公司之股份在聯交所上市及買賣。若干由本集團附屬公司Hysan (MTN) Limited發行，並由本公司提供擔保之美元及港元票據則在盧森堡證券交易所上市。除披露者外，本公司之股本證券或債務證券並無在任何其他證券交易所上市或買賣或進行申請上市，現時也無意在其他證券交易所申請上市買賣。

## 選擇表格

隨本通函附上一份選擇表格，以供股東就收取中期股息選擇收取全部新股或部份現金及部份新股，或作出長期性選擇收取股份以代替日後之一切現金股息。

閣下如欲收取新股代替全部或部份現金股息，應依照選擇表格上印備之指示填寫及簽署，最遲須於2008年9月8日(星期一)下午4時正前交回本公司之股份過戶登記處卓佳標準有限公司，地址為香港灣仔皇后大道東28號金鐘滙中心26樓(「股份過戶登記處」)。交回之選擇表格將不會獲發收據。

閣下如欲以現金方式收取全部中期股息，則不須填寫選擇表格。

選擇以新股代息之股東，而無指明選擇以新股代息之股份數目，又或其指明數目較記錄日期之登記持股量為多，則將視作已就彼等於記錄日期所持之所有股份選擇以新股代息。

選擇收取新股代替全部中期股息，及選擇就將來以現金派發股息並附有以股代息選擇時全部收取新股的股東，請填寫選擇表格內之丁欄。已選擇將來收取新股代替全部股息並欲繼續以新股收取全部股息之股東，則不會獲寄發選擇表格。股東可隨時向股份過戶登記處給予7日書面通知，將是項選擇或通知撤銷。凡已作出此項選擇或已發出通知之股東，本公司今後派息時將不再寄發選擇表格，除非該股東以書面通知股份過戶登記處將是項選擇或通知撤銷。

## 海外股東

凡註冊地址乃在美國或其任何領土或屬土或在馬來西亞之股東均不獲寄發選擇表格，並將以現金方式收取是次派發之中期股息。董事已取得該等司法地區的法律意見，經考慮到有關地區的法例或該地區有關監管機構或證券交易所的規定後，認為此舉是有必要及適宜，並已符合香港聯合交易所有限公司證券上市規則第13.36(2)條之規定。所有身居香港以外之股東應諮詢其專業顧問以確定他們是否須獲准許選擇以股代息之方式收取中期股息或是否須要政府或其他方面之同意或辦理其他手續。任何股東如在香港以外地區收到本通函及／或選擇表格，均不應視之為本公司邀請選擇新股，除非有關法律允許本公司可向該股東發出邀請而毋須取得任何註冊登記或遵照其他法例規定、政府或監管程序或任何類似手續。在香港以外之人士如欲根據以股代息計劃收取新股，須自行承擔責任並遵守有關司法地區之法律規定，包括取

得任何註冊登記或遵照其他法例規定、政府或監管程序或任何類似手續。收取新股以代替現金股息之人士，亦必須遵守在香港以外地區轉售股票時所適用之任何限制。

## 一般資料

選擇全部或部份收取新股以代替現金是否對 閣下有利，乃視乎 閣下之個別情況而定。此方面之決定及其所引致之一切後果為個別股東之責任。 閣下如有任何疑問，應諮詢 閣下之專業顧問。

身為信託人之股東應就有關信託契約內之條款諮詢專業顧問之意見，以確定他們是否有權選擇收取新股及作出該選擇之影響。

## 時間表

| | *2008年* |
|---|---|
| 股份除息報價 | 8月15日(星期五) |
| 最遲呈交股份過戶表格以收取中期股息之時間 | 8月18日(星期一)下午4時正 |
| 暫停辦理股份過戶登記日期 | 8月19日(星期二)至8月21日(星期四) |
| 中期股息記錄日期 | 8月21日(星期四) |
| 股份過戶登記處最後收回選擇表格之日期 | 9月8日(星期一)下午4時正 |
| 寄發股息單及新股股票之日期 | 約於9月12日(星期五) |
| 預計新股在香港首日買賣之日期 | 約於9月12日(星期五)<br>(當本公司有關之股東收妥新股股票後開始) |

## 調整按購股權計劃而授出購股權之認購價

根據董事會所獲提供之意見，依據本公司採納購股權計劃之條款，以股代息將不會導致按購股權計劃而授出購股權所涉及之認購價作出任何調整。

此致

列位股東 台照

*主席*
利定昌
謹啟

2008年8月25日

END